UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. )*

PURE BIOSCIENCE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74621T209

(CUSIP Number)

Tom Y. Lee
c/o Plum Investments, L.P.

1807 San Gabriel Blvd.

San Gabriel, CA 91776

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 74621T209

1	NAME OF REPORTING PERSON

PLUM INVESTMENTS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,799,999(1)
	8	SHARED VOTING POWER 20,799,999(1)
	9	SOLE DISPOSITIVE POWER
20,799,999(1)
	10	SHARED DISPOSITIVE POWER
20,799,999(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,799,999(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.7%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Consists of (i) 18,666,666 shares of the common stock, par value $0.01 per share (“Common Stock”) of Pure Bioscience, Inc. (the “Company”) held by Plum Investments, L.P. (“Plum Investments”) and (ii) 2,133,333 shares of Common Stock issuable upon exercise of a warrant (the “Warrant) held by Plum Investments. Tom Y. Lee, the general partner and sole limited partner of Plum Investments, may be deemed to have sole power to vote these shares.

(2)	The percentage calculation is based on a total of 70,115,194 shares of Common Stock outstanding, which amount consists of (i) 67,981,861 shares of Common Stock issued and outstanding as of December 12, 2017 and (ii) 2,133,333 shares issuable upon exercise of the Warrant.

CUSIP No. 74621T209

1	NAME OF REPORTING PERSON
TOM Y. LEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,462,489 (1)
	8	SHARED VOTING POWER See response to row 7.
	9	SOLE DISPOSITIVE POWER
25,462,489(1)
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,180,154 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.1%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 18,666,666 shares of Common Stock held by Plum Investments, (ii) 2,133,333 shares of Common Stock issuable upon exercise of the Warrant held by Plum Investments, (iii) 4,287,490 shares held directly by Mr. Lee, (iv) 300,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee that are exercisable within 60 days of December 29, 2017 and (v) 75,000 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Lee that are issuable within 60 days of December 29, 2017. Tom Y. Lee, the general partner and sole limited partner of Plum Investments may be deemed to have sole power to vote the shares enumerated in (i) and (ii) above.

(2)	Besides the shares listed above in footnote (1), also consists of 717,665 shares of Common Stock held by Chang Hwa-Lee, Mr. Lee’s spouse.

(3)	The percentage calculation is based on a total of 70,490,194 shares of Common Stock outstanding, which amount consists of (i) 67,981,861 shares of Common Stock issued and outstanding as of December 12, 2017, (ii) 2,133,333 shares of Common Stock issuable upon exercise of the Warrant held by Plum Investments, (iii) 300,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee that are exercisable within 60 days of December 29, 2017 and (iv) 75,000 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Lee that are issuable within 60 days of December 29, 2017.

CUSIP No. 74621T209

1	NAME OF REPORTING PERSON
CHANG HWA-LEE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
717,665(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER
717,665(1)
	10	SHARED DISPOSITIVE POWER
See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,180,154(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 37.1%(3)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of 717,665 shares of Common Stock held by Mrs. Hwa-Lee.

(2)	Besides the shares listed above in footnote (1), also consists of (i) 18,666,666 shares of Common Stock held by Plum Investments, (ii) 2,133,333 shares of Common Stock issuable upon exercise of the Warrant held by Plum Investments, (iii) 4,287,490 shares held directly by Mr. Lee, (iv) 300,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee that are exercisable within 60 days of December 29, 2017 and (vi) 75,000 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Lee that are issuable within 60 days of December 29, 2017. Tom Y. Lee, the general partner and sole limited partner of Plum may be deemed to have sole power to vote the shares enumerated in (i) and (ii) above.

(3)	The percentage calculation is based on a total of 70,490,194 shares of Common Stock outstanding, which amount consists of (i) 67,981,861 shares of Common Stock issued and outstanding as of December 12, 2017, (ii) 2,133,333 shares of Common Stock issuable upon exercise of the Warrant held by Plum Investments, (iii) 300,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee that are exercisable within 60 days of December 29, 2017 and (iv) 75,000 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Lee that are issuable within 60 days of December 29, 2017.

ITEM 1.	SECURITY AND ISSUER.

(a)	The class of equity securities to which this statement relates is the Common Stock of the Company.

(b)	The Company’s principal executive offices are located at 1725 Gillespie Way, El Cajon, California 92020.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Schedule is filed by Plum Investments, L.P., Tom Y. Lee and Chang Hwa-Lee. The foregoing entity and individuals are collectively referred to as the “Reporting Persons.”

(b) The address for each of the Reporting Persons is:

c/o Plum Investments, L.P.

1807 San Gabriel Blvd.

San Gabriel, CA 91776

(c) Mr. Lee is a director of the Company and is the general partner and sole limited partner of Plum Investments. Mrs. Hwa-Lee is an investor and holder of shares of the Company’s Common Stock.

The principal business address of each of the Reporting Persons is:

c/o Plum Investments, L.P.

1807 San Gabriel Blvd.

San Gabriel, CA 91776

(d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See Row 6 of cover page for each Reporting Person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to the Securities Transfer Agreement (as defined below), on December 29, 2017 (the “Closing”) Plum Investments purchased (i) 18,666,666 shares of Common Stock and (ii) a Warrant to purchase of 2,133,333 shares of Common Stock (the “Warrant”), for aggregate cash consideration of $8,399,999.70.

Mr. Lee’s individual holdings resulted from equity compensation grants made to him in his capacity as a director of the Company and from private placements, respectively.

ITEM 4.	PURPOSE OF TRANSACTION.

Securities Transfer Agreement

On December 29, 2017, Plum Investments and Franchise Brands entered into a Securities Transfer Agreement (the “Securities Transfer Agreement”), pursuant to which Franchise Brands transferred and sold and Plum Investments purchased (i) 18,666,666 shares of the Company’s Common Stock and (ii) the Warrant to purchase 2,133,333 shares of the Company’s Common Stock, for an aggregate purchase price of $8,399,999.70.

General

The Reporting Persons acquired the securities described in this Schedule for investment purposes and they intend to review their investments in the Company on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Company’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may, at any time and from time to time, acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons in discussions with management, the Board, shareholders of the Company and other relevant parties, may encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)

The following sets forth, as of the date of this Statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof.

Reporting Person	Amount beneficially owned	Percent of class		Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Plum Investments	20,799,999	29.7	%(1)	20,799,999	20,799,999	20,799,999	20,799,999

Tom Y. Lee	26,180,154	37.1	%(2)	25,462,489	0	25,462,489	0

Chang Hwa-Lee	26,180,154	37.1	%(2)	717,665	0	717,665	0

(1)	The percentage calculation is based on a total of 70,115,194 shares of Common Stock outstanding, which amount consists of (i) 67,981,861 shares of Common Stock issued and outstanding as of December 12, 2017 and (ii) 2,133,333 shares issuable upon exercise of the Warrant held by Plum Investments.

(2)	The percentage calculation is based on a total of 70,490,194 shares of Common Stock outstanding, which amount consists of (i) 67,981,861 shares of Common Stock issued and outstanding as of December 12, 2017, (ii) 2,133,333 shares of Common Stock issuable upon exercise of the Warrant held by Plum Investments, (iii) 300,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee that are exercisable within 60 days of December 29, 2017 and (iv) 75,000 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Lee that are issuable within 60 days of December 29, 2017.

The securities reported herein consist of (i) 18,666,666 shares of Common Stock, (ii) 2,133,333 shares of Common Stock issuable upon exercise of the Warrant held by Plum Investments, (iii) 4,287,490 shares held directly by Mr. Lee, (iv) 717,665 shares held directly by Mrs. Hwa-Lee, (v) 300,000 shares of Common Stock issuable upon exercise of options held by Mr. Lee that are exercisable within 60 days of December 29, 2017 and (vi) 75,000 shares of Common Stock issuable upon vesting and settlement of restricted stock units held by Mr. Lee that are issuable within 60 days of December 29, 2017. Mr. Lee, the general partner and sole limited partner of Plum may be deemed to have sole power to vote the shares enumerated in (i) and (ii) above.

(c) Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d) Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. The Securities Transfer Agreement described above includes a grant of a proxy by Franchise Brands to the Company with respect to matters to be decided at the Company’s 2018 Annual Meeting of Stockholders. Additionally, Franchise Brands, Plum Investments and/or Mr. Lee are parties to (i) a certain Pledge Agreement, pursuant to which Plum Investments has pledged the securities purchased pursuant to the Securities Transfer Agreement to secure certain payment obligations of Plum Investments under the Securities Transfer Agreement and (ii) a Guaranty by Mr. Lee, to provide additional security for the payment obligations of Plum Investments under the Securities Transfer Agreement. Other than as described herein, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

A	Securities Transfer Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

B	Pledge Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

C	Guaranty of Tom Y. Lee, dated December 29, 2017, given in favor of Franchise Brands, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2017

PLUM INVESTMENTS, L.P.

By:	/s/ Tom Y. Lee
Name:	Tom Y. Lee
Title:	General Partner

Tom Y. Lee

By:	/s/ Tom Y. Lee

Chang Hwa-Lee

By:	/s/ Chang Hwa-Lee

EXHIBIT INDEX

Exhibit	Description

A	Securities Transfer Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

B	Pledge Agreement, dated December 29, 2017, by and between Plum Investments, L.P. and Franchise Brands, LLC.

C	Guaranty of Tom Y. Lee, dated December 29, 2017, given in favor of Franchise Brands, LLC.